EXHIBIT 99.1

Alvotech enters supply and commercialization agreements for Canada and Australia & New Zealand covering multiple biosimilar candidates

REYKJAVIK, Iceland, Feb. 02, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that it has entered into supply and commercialization agreements with Sandoz covering multiple biosimilar candidates in Canada, and in Australia and New Zealand.

“These agreements with Sandoz further advance Alvotech’s strategy of securing commercial pathways for its biosimilars portfolio across global markets ahead of regulatory approval,” said Róbert Wessman, Chairman. “These partnerships reflect the strength of our integrated development and manufacturing platform and our ability to work with experienced regional partners to expand patient access while maintaining capital discipline.”

In Canada, the agreement covers one biosimilar candidate in ophthalmology supplied as a prefilled syringe for intravitreal injection. In Australia and New Zealand, the agreement encompasses three biosimilar candidates across immunology and gastroenterology, in multiple formulations. Sandoz will lead regulatory filings and commercial activities in the territories in close coordination with Alvotech. The collaboration is intended to support broad patient access following regulatory approvals and market launches across the region.

Under the agreements, Sandoz will be responsible for regulatory submissions, commercialization and distribution in the respective jurisdictions. Alvotech will retain responsibility for development, global clinical activities and manufacturing and will supply finished product to Sandoz under exclusive supply arrangements.

With a strong presence in Canada, Australia and New Zealand, Sandoz is committed to helping millions of patients access critical and potentially life-changing biologic medicines sustainably and affordably.

For further information, contact:

Media
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investors
Dr. Balaji V Prasad (US)
Patrik Ling (SE)
Benedikt Stefansson (IS)
alvotech.ir@alvotech.com

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram and YouTube.

Alvotech Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.